SECURITIE 20010463

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-49339

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Dash Prime LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 S. Wacker Drive Suite 2400
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Collin Carrico 312-690-2512
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP - PCAOB Account Number 248
(Name - if individual, state last, first, middle name)

SEC Mail Processing Section

757 Third Avenue - 9th Floor (Address) New York (City) NY (State) 10017 (Zip Code)

MAR 03 2020

Washington DC 416

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Collin Carrico, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Dash Prime LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
JONATHAN M. MCGREAL
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 06/10/2023

Notary Public

Signature

President and Chief Financial Officer

Title

This report **contains (check all applicable boxes):

[x] (a) Facing page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Changes in Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x] (g) Computation of Net Capital.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x]| (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath of Affirmation.
[x] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Dash Prime LLC

(A Delaware Limited Liability Company)

Financial Statements
And Independent Audit Report
December 31, 2019

Index

GRANT THORNTON LLP
757 Third Avenue, 9th Floor
New York, NY 10017

D +1 212 599 0100
F +1 212 370 4520

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Dash Prime LLC

Opinion on the financial statements

We have audited the accompanying statement of financial condition of Dash Prime LLC (the "Company") as of December 31, 2019, and the related statements of operations, changes in member's equity, changes in subordinated debt, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements") that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Grant Thornton

Supplemental Information

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I and II. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton LLP

We have served as the Company's auditor since 2019.

New York, New York
March 2, 2020

Dash Prime LLC
(A Delaware Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2019

Assets		
Cash and cash equivalents	$	606,429
Certificate of Deposit		251,248
Clearing deposits		1,353,281
Receivables from broker-dealers, net		879,779
Operating lease right-of-use asset		2,160,451
Other assets		661,798
Total Assets	**$**	**5,912,986**
Liabilities		
Accounts payable and accrued expenses	$	890,665
Operating lease right-of-use liability		2,665,999
Total Liabilities		**3,556,664**
Member's equity		**2,356,322**
Total Liabilities and Member's Equity	**$**	**5,912,986**

The accompanying notes are an integral part of these financial statements.

Dash Prime LLC
(A Delaware Limited Liability Company)
STATEMENT OF INCOME
For the Year Ended December 31, 2019

Revenues	
Commissions	$9,194,985
Execution credits, net	4,855,452
Interest overrides	505,971
Total Revenue	**14,556,408**
Expenses	
Clearing fees	4,072,128
Employee compensation and benefits	2,297,126
Registered representative commissions	693,809
Office expenses	683,912
Third party trading, operation and risk system expenses	459,041
Technology infrastructure expenses	269,609
Execution fees	263,968
Consulting and professional fees	169,605
Market data expenses	101,301
Travel, meals and entertainment expenses	78,421
Regulatory expenses	52,879
Telecommunication expenses	26,976
Other operative expenses	13,121
Trading errors	12,475
Total Expenses	**9,194,371**
Net income from operations	**$5,362,037**

The accompanying notes are an integral part of these financial statements.

Dash Prime LLC
(A Delaware Limited Liability Company)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2019

Member's equity at January 1, 2019	**$**	**2,326,285**
Capital distributions		(5,332,000)
Net income		5,362,037
Member's equity at December 31, 2019	**$**	**2,356,322**

The accompanying notes are an integral part of these financial statements.

Dash Prime LLC
(A Delaware Limited Liability Company)
STATEMENT OF CHANGES IN SUBORDINATED DEBT
For the Year Ended December 31, 2019

Balance at January 1, 2019	$	-
Repayments		-
Subordinated Debt: Additions		-
Balance at December 31, 2019	$	-

The accompanying notes are an integral part of these financial statements.

Dash Prime LLC
(A Delaware Limited Liability Company)
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2019

Cash flows from operating activities:		
Net income	$	5,362,037
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in clearing deposits		(67,844)
Increase in receivables from broker-dealers (net)		(16,535)
Increase in right of use long term lease asset		(2,160,451)
Increase in other assets		(469,509)
Increase in accounts payable and accrued liabilities		420,043
Increase in right of use long term lease liability		2,665,999
Net cash provided by operating activities		5,733,740
Cash flows from financing activities:		
Capital distributions		(5,332,000)
Net cash used in financing activities		(5,332,000)
Net increase in cash and cash equivalents		407,740
Cash and cash equivalents, beginning of the year		455,937
Cash and cash equivalents, end of the year	$	857,677

Cash, cash equivalents and restricted cash at end of the year:	
Cash and cash equivalents	$606,429
Certificate of Deposit	251,248

The accompanying notes are an integral part of these financial statements.

NOTE 1 Organization

Dash Prime LLC (the Company) was organized under the Uniform Limited Liability Company Act of Delaware on May 16, 1996. The Company is registered as a limited liability company doing business in the State of Illinois. The Company is an introducing and executing broker for its customers. The Company is a registered broker-dealer and a member of the Financial Industry Regulatory Authority (FINRA) and National Futures Association (NFA).

The Company is exempt from certain filing requirements under Rule 15c3-1(a)(6) of the Securities and Exchange Commission since the Company does not carry customer accounts, effects transactions only with other broker-dealers, does not perform transactions in unlisted options and clears and carries its customers' trading accounts on a fully-disclosed basis with clearing members.

Recently Adopted Accounting Standards

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The new standard requires organizations that have leased assets, referred to as "lessees," to recognize on the statement of financial condition the assets and liabilities that represent the rights and obligations created by those leases, respectively. Under the new guidance, a lessee is required to recognize assets and liabilities for leases with lease terms of more than 12 months. Consistent with current Generally Accepted Accounting Principles (GAAP), the recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a finance or operating lease. However, unlike current GAAP which requires only capital leases to be recognized on the statement of financial condition, the new ASU requires both types of leases to be recognized on the statement of financial condition. The FASB has subsequently issued further ASU's related to the standard providing additional practical expedients and an optional transition method allowing entities to not recast comparative periods. The amendments in ASU No. 2016-02 are now effective.

The Company adopted the standard on January 1, 2019 using the optional transition adjustment method. As part of the adoption of ASC 842, the Company performed an assessment of the impact that the new lease recognition standard has on the financial statements. The Company's current lease was executed on October 1, 2019 and is a facility lease that has been classified as an operating lease. The Company does not have any financing leases. The Company adopted the requirements of the new standard without restating the prior periods. There was no impact to member's equity as of the date of adoption.

The Company has also adopted the practical expedients that allow it to treat the lease and non-lease components of its lease as a single component for its facility lease. The Company elected the short-term lease recognition exemption for its lease. As such, the Company did not recognize a right of use asset or lease liability as part of the transition adjustment. As of January 1, 2019, the Company had no outstanding operating lease agreements with a lease term of more than 12 months. The adoption of ASC 842 did not have a material effect on the Company's statement of income, member's equity or cash flows.

The Company has also evaluated, documented and implemented required changes in internal control as part of the adoption of the new lease recognition standard. These changes include implementing updated accounting policies affected by ASC 842 required disclosures.

NOTE 2 Significant Accounting Policies

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Effective January 1, 2018, the Company adopted ASC 606. The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods

or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

As part of its business, the Company may enter into transactions in exchange traded securities including options. Securities and commission transactions together with related revenues and expenses are recorded on trade date.

a) *Commissions*

Commissions earned and the related clearing, execution, clearing organization and exchange expenses are recorded on a trade-date basis. The Company earns commission when its customers buy or sell a security executed by the Company and cleared at its clearing firm providers who carry a customer's account. The Company believes that the performance obligation is satisfied on trade-date because that is the point when the financial instrument, purchase/sell and counterparty are identified, the price is agreed upon and the risks and rewards of ownership have been determined. ASC 606 establishes guidelines for the Company to follow related to recognition of fees associated with contracts between the Company and its customers. The Company records its revenues in accordance with these guidelines as the Company only recognizes income for its customers on trade-date when a transaction is performed. The Company has no minimum commission requirement or prepaid fee arrangements with its customers. All income is derived only upon a client utilizing the Company's services.

b) *Execution Credits, net*

The Company routes its customers' equity and option orders to exchange member execution firms. Customers direct orders to exchange and smart algorithm destinations seeking best execution. In certain circumstances, the Company can receive payment for order flow or exchange liquidity credits resulting from their customers' trading activity. Dash Financial Technologies, LLC (DFT) is a broker-dealer affiliate of the Company under common ownership who is also one the Company's execution counter-parties. DFT charges a fee to the Company as an offset to the payment for order flow and exchange liquidity credits received by the Company. Included in execution credits (net), is $1,301,860 of execution fees charged to the Company by DFT for the year. Additionally, the Company may pass back payment for order flow or liquidity credits to its customers if received and at its discretion.

c) *Interest Overrides*

The Company earns interest overrides on its customers' debit, credit and short stock balances. These revenues are earned when the rate that the Company charges its customer is greater than the rate its clearing firms charges for debit balances and the rate the Company pays its customers for short and credit balances is less than the rate the clearing firm pays the Company.

d) *Clearing Fees*

The Company introduces its clients to clearing firms on a fully disclosed basis. Clearing firms charge the Company a fee to settle, custody and provide record keeping for the Company's customers. Included in clearing fees are equity, option and futures charges as well as fees charged to the clearing firm by the Options Clearing Corporation which is passed back to the Company.

e) *Income Taxes*

The Company is a single member limited liability company and is treated as a disregarded entity for federal tax purposes, as it is a wholly owned subsidiary of DFT Intermediate LLC. Accordingly, it does not file tax returns, but its taxable income is reported as part of DFT Intermediate LLC's tax returns.

DFT Intermediate LLC is a limited liability company whose income or loss is includable in the tax returns of its members.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing DFT Intermediate LLC's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold would be recorded as a tax benefit or expense and receivable or liability in the current year.

At December 31, 2019, management has determined that there are no material uncertain tax positions. DFT Intermediate LLC files income tax returns in the United States at the federal level and in the State of Illinois. DFT Intermediate LLC's tax return is generally not subject to examination by the United States federal or state taxing authorities for tax years before 2016.

f) Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

g) Fixed Assets

The Company's policy is to expense all technology expenditures below $25,000. All assets have either been expensed as they fall below our threshold or have been fully depreciated.

h) Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is the lessee in one non-cancellable operating lease for office space which became effective October 1, 2019. The Company determines if an arrangement is a lease at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use ("ROU") asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments, using an appropriate discount rate.

The discount rate is the implicit rate in the lease if it is readily determinable. Otherwise, the Company uses its incremental borrowing rate. The implicit rate of the Company's lease is not readily determinable and accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease expense for lease payments is recognized on a straight-line basis over the lease term

The Company has elected, for all practical expedients, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes a lease cost associated with a short-term lease on a straight-line basis over the lease term.

i) *Accounts Receivable*

Accounts receivable are stated at their net realizable value and are presented on the statement of financial condition.

NOTE 3 Recent Accounting Developments

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses on Financial Instruments." This ASU amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses ("CECL") model and amending certain aspects of accounting for purchased financial assets with deterioration in credit quality since origination.

Under CECL, the allowance for losses for financial assets that are measured at amortized cost reflects management's estimate of credit losses over the remaining expected life of the financial assets. Expected credit losses for newly recognized financial assets, as well as changes to expected credit losses during the period, would be recognized in earnings. The ASU is effective for the Company beginning January 1, 2020. Expected credit losses will be measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount.

The Company is in the process of evaluating the impact that CECL will have on its financial statements, although given the nature of the Company's receivables there is likely not a material change. The extent of the impact of adoption of this ASU on the Company's financial condition, results of operations and cash flows will depend on, among other things, the economic environment, and the receivable balance on the date of adoption.

NOTE 4 Fair Value measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1- inputs are quoted prices (unadjusted) in active markets for identical assets or a liability the Company has the ability to access.

Level 2- inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3- are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company's assets and liabilities are considered to be cash, cash equivalents or cash payable. The Company had no assets or liabilities subject to the Level 1, 2 or 3 hierarchy which would require establishing a valuation technique.

NOTE 5 Net Capital Requirements

As a registered broker-dealer, the Company is subject to the net capital rule of the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain a minimum net capital equivalent of $100,000 or 6 2/3 of aggregate indebtedness, whichever is greater, as these terms are defined.

The Company, however, uses the alternative method to calculate its net capital, which requires minimum net capital of $250,000. Under this rule, the Company is required to maintain a minimum net capital equivalent of $250,000. On December 31, 2019 the Company had net capital of $1,618,688 which was $1,368,688 in excess of its minimum requirement.

NOTE 6 Receivable from Broker-Dealers

Receivable from broker-dealers at December 31, 2019 consist of the following:

Clearing Deposits	1,353,281
Receivables from broker-dealers, net	879,779

Clearing deposits are cash deposits held at the Company's clearing firms. Receivables from broker-dealers (net) are commissions and execution fees charged to the Company's customers net of direct variable expenses held and payment for order flow and exchange liquidity credits and fees owed to the Company from its execution providers. The receivable from broker-dealers (net) was collected by the Company in January 2020. The Company clears all transactions through Merrill Lynch Professional Clearing Corp, Apex Clearing Corporation and ED&F Man Capital Markets, Inc. in accordance with the respective clearing agreements.

NOTE 7 Other Assets

Other assets on December 31, 2019 were $661,798. Other assets consist of the following: 1) Operating lease incentive – $470,737; 2) Receivable from customers for execution, option and equity liquidity fees and trading platforms – $123,672; 3) Receivable from a customer associated with a client deficit – $59,344; 4) Deposits – $8,045.

NOTE 8 Account Payable and Accrued Expenses

Accounts payable and accrued expenses on December 31, 2019 were $890,665. Accounts payable and accrued expenses consist of the following: 1) Operating liabilities - $104,364; 2) Bonus accruals - $377,000; 3) Payable to customers for option and equity exchange liquidity rebates and payment for order flow – $278,569; 4) Professional fee accruals – $60,000; 5) Intercompany liability for expenses paid by an affiliate (Dash Financial Technologies) – $39,685; 6) Variable compensation owed to registered representatives - $31,047.

NOTE 9 Concentrations of Credit Risk

The Company is engaged in brokerage activities where counterparties are broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of counterparties, clearing organizations and exchanges where transactions are performed. The Company's policy is to review, as necessary, the credit risk of all trading positions and the financial condition of its counterparties, clearing firms, clearing organizations and exchanges.

NOTE 10 Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (security, commodity or index price) related to an asset, liability or equity security of a guaranteed party. FASB ASC 460 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others. The Company has no obligations that would be required to be disclosed as defined by FASB ASC 460.

NOTE 11 Lease

The Company has an operating lease on its office space with a remaining lease term through September 2027. The lease does not include an early termination option or any restrictive financial or other covenants. The Company's lease has a required security deposit which is in the form of a letter of credit issued by Lakeside bank in the amount of $250,000. This letter of credit is secured by an interest-bearing certificate of deposit which is carried on the Company's statement of financial condition at face value plus accrued interest. The certificate of deposit is currently categorized as a non-allowable asset for Company's net capital calculation. The Company does not have any formal sublease arrangements, and there are no related party transactions associated with the lease.

Leases with an initial term of twelve months or less are not recorded on the statement of financial condition, and the Company does not separate lease and non-lease components of contracts. There are no material guarantees associated with the Company's lease, and there are no significant restrictions or covenants included in the Company's lease agreement. Payments under the lease agreement includes fixed payments plus variable payments. The Company's office space lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable payments are not included in lease payments used to determine the lease liability and are recognized as variable costs when incurred.

The Company's lease agreement does not provide an implicit borrowing rate. Therefore, the Company used a benchmark approach to derive an appropriate imputed discount rate. The Company benchmarked itself against other companies of similar credit rating and comparable quality and derived an imputed rate, which was used in a portfolio approach to discount its real estate lease liability. The Company used the incremental borrowing rate on October 1, 2019 (the date of the lease commencement) for its lease. Prior to October 1, 2019, the Company had no lease in force that had a term that exceeded 12 months.

The operating lease right-of-use assets and operating lease right-of use liability was recorded on the statement of financial condition in October as follows:

Operating lease right of use asset – $2,150,447
Operating lease right of use liability - $2,699,640

Lease Commitments

The Company is obligated under a non-cancelable operating lease to pay the following minimum undiscounted lease payments as of December 31, 2019:

	Minimum Lease Payments	**Imputed Interest**	**Net Lease Payments**
Year:			
2020	$316,179	$(173,442)	142,737
2021	355,661	(162,840)	192,821
2022	456,322	(144,947)	311,375
2023	470,011	(122,815)	347,196
2024	484,111	(98,180)	385,931
Thereafter	1,406,027	(120,088)	1,285,939
Total	3,488,311	(822,313)	2,665,999

The operating leases are subject to period escalation charges. The Company's current operating lease expires on September 30, 2027. Rent expenses (which includes rent and the buildings allocation of tax and operating expense) for 2019 are included in the office expense line on the statement of income.

For the year ended December 31, 2019 the Company noted the following supplemental lease information. Cash paid for amounts included in the measurement of lease liabilities include cash flows from leases of

$642,810. The Company obtained a lease incentive during the year and as a result did not pay rent for the last 5 months of 2019. The Company used a weighted average discount rate of 6.73% and had a weighted average remaining lease term of 7.75 years.

NOTE 12 Organization Restructuring

Directly after the close of business on May 31, 2019, the Company's single owner Mainland Holdings, LLC sold 100% of its member interest in the Company to DFT Intermediate LLC. DFT Intermediate is currently the sole owner of the Company. Subsequent to the closing, the Company's name was changed from eRoom Securities, LLC to Dash Prime LLC.

NOTE 13 Related Party Transactions

The Company is affiliated with Dash Financial Technologies LLC (Dash) by having a common owner. Dash is a registered broker-dealer. The Company utilizes Dash for equity and option execution, market data, server hosting and administration of payroll benefits. During the period beginning June 1, 2019 through December 31, 2019, the following represents a summary of transactions with Dash:

- Execution Exchange Fees, Liquidity Fees, Payment for Order Flow and Exchange Tier Benefits received from DFT - $3,917,372
- Market Data Expenses paid to DFT - $45,212
- Server Hosting Fees paid to DFT - $49,998
- Employee 401k Contributions paid to DFT on behalf of the Company's employees – $94,558
- Employee Voluntary Withholdings paid to DFT on behalf of the Company's employees - $4,228
- Company 401k match expenses paid to DFT - $20,595
- Employee Insurance Coverage Expenses paid to DFT on behalf of the Company - $34,444
- Receivable from DFT of $451,270 and payable to DFT of $39,685

NOTE 14 Employee Benefit Plans

All employees of the Company that meet eligibility requirements have the option of participating in the Company's retirement savings plan. Under the plan, participants may voluntarily contribute a portion of their wages on a tax-deferred basis. The Company may make discretionary matching or profit-sharing contributions to the plan. For the year ended December 31, 2019, the Company's retirement savings expense, recorded in employee expenses on the statement of income was $20,595

NOTE 15 Member's Equity

Pursuant to the Company's operating agreement, the Company allocates and distributes to DFT Intermediate, LLC a portion of its distributable profits throughout the year in accordance with regulatory guidelines and as soon as practicable at the end of each month.

NOTE 16 Subsequent Events

The Company has evaluated subsequent events through the date that its financial statements were issued. On January 27, 2020, and February 26, 2020, the Company's member, DFT Intermediate LLC, withdrew $200,000 and $300,000 from the Company, respectively. FINRA was notified of the capital distributions.

Dash Prime LLC
(A Delaware Limited Liability Company)
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1
(Schedule I)
December 31, 2019

Member's Equity December 31, 2019	$	2,356,322
Less:		
Non-Allowable Charges:		
Receivable from affiliated broker dealer, net	$	411,585
Certificate of deposit		251,248
Unsecured customer deficit receivable		59,343
Deposit		8,045
Aged receivable from broker-dealer		7,413
Net Capital	$	1,618,688
Required Net Capital	$	250,000
Excess Net Capital	$	1,368,688
Net capital in excess of the greater of 5% of combined aggregate debit items or 120% of minimum net capital	$	1,318,688

RECONCILIATION WITH COMPUTATION INCLUDED IN THE COMPANY'S FOCUS REPORT (PART IIA OF FORM X-17A-5) AS OF DECEMBER 31, 2019:

Net capital, as reported in Company's Part II (un-audited) FOCUS report	$2,030,273
Audit adjustment for non-allowable charge for receivable from affiliated broker-dealer, net	411,585
Net capital per above	$1,618,688

Dash Prime LLC
(A Delaware Limited Liability Company)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3
(Schedule II)
December 31, 2019

Dash Prime LLC claims an exemption pursuant to Rule 15c3-3 subparagraph 15c3(k)(2)(ii) and therefore, no Computation for Determination of Reserve Requirements or Information for Possession or Control under that rule have been provided. The Company does not transact a business in securities with, or for, other than members of a national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

Grant Thornton

GRANT THORNTON LLP
757 Third Avenue, 9th Floor
New York, NY 10017

D +1 212 599 0100
F +1 212 370 4520

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Dash Prime LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Dash Prime LLC (a Delaware limited liability company) (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grant Thornton LLP

New York, New York
March 2, 2020

Dash Prime LLC
(A Delaware Limited Liability Company)
EXEMPTION REPORT
December 31, 2019

February 28, 2020

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Exemption Report

Dash Prime LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) For the year ended December 31, 2019, the Company claimed an exemption from 17 C.F.R. 240.15.15c3-3 as outlined under (k)(2)(ii) of the respective rule. The provisions of this section shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Section 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

(2) The Company met the identified exemption provisions in 17C.F.R. 240.15c3-3(k)(ii) throughout the year ended December 31, 2019, with no exception.

(3) The Company had no obligation under 17 C.F.R. 240.15c3-3 throughout the most recent fiscal year without exception.

I, Collin Carrico, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: President

Date: February 28, 2020

Grant Thornton

GRANT THORNTON LLP
757 Third Avenue, 9th Floor
New York, NY 10017

D +1 212 599 0100
F +1 212 370 4520

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Dash Prime LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, and were agreed to by Dash Prime LLC (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2019. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2019, noting a difference of $104,694.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting a difference of $104,694.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Grant Thornton

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
March 2, 2020

Dash Prime LLC
(A Delaware Limited Liability Company)
SIPC ASSESSMENT WORKSHEET
For the year ended December 31, 2019

SIPC – 7

General Assessment	**$**	**14,870**
Less payments made July 2019 SIPC 6		**(7,235)**
Assessment Balance Due	**$**	**7,635**

Determination of SIPC net operating Revenue

Total		
Revenue:	**$**	**14,451,714**
Additions:		
Net loss from principal transactions in securities in trading accounts		**12,475**
Deductions:		
Revenues from commodity transactions		104,739
Commissions paid to other SIPC members		4,243,877
40% of margin interest earned on customers' securities accounts		202,388
Total Deductions		**4,551,004**
SIPC Net Operating Revenues		**9,913,185**
SIPC Assessment at .15%	**$**	**14,870**

PRIME™

Dash Prime LLC
200 South Wacker Drive
Suite 2400
Chicago, IL 60606
Phone – 312 690 2500
www.dashprime.com
www.dashfinancial.com

February 28, 2020

Securities and Exchange Commission Headquarters
100 F Street, NE
Washington, DC 20549

RE: Dash Prime LLC annual audit reports for the year ended – 12.31.19 – SEC #8-49339 – CRD #41257
(Formerly eRoom Securities, LLC – name change filed and approved by FINRA in 2019)

Enclosed please find two copies of the following:

- Dash Prime LLC - Annual Audit Report – 12.31.19
- Dash Prime LLC – Audit Report – Exemption Report – 12.31.19
- Dash Prime LLC – SIPC 7 – Agreed Upon Procedures – 12.31.19

Sincerely,

Collin Carrico
President and Chief Financial Officer
Dash Prime LLC

Dash Prime LLC
(A Delaware Limited Liability Company)
SIPC ASSESSMENT WORKSHEET
For the year ended December 31, 2019

SIPC – 7

General Assessment	$	14,870
Less payments made July 2019 SIPC 6		(7,235)
Assessment Balance Due	$	7,635

Determination of SIPC net operating Revenue

Total		
Revenue:	$	14,451,714
Additions:		
Net loss from principal transactions in securities in trading accounts		12,475
Deductions:		
Revenues from commodity transactions		104,739
Commissions paid to other SIPC members		4,243,877
40% of margin interest earned on customers' securities accounts		202,388
Total Deductions		4,551,004
SIPC Net Operating Revenues		9,913,185
SIPC Assessment at .15%	$	14,870

GrantThornton

GRANT THORNTON LLP
757 Third Avenue, 9th Floor
New York, NY 10017

D +1 212 599 0100
F +1 212 370 4520

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Dash Prime LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, and were agreed to by Dash Prime LLC (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2019. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2019, noting a difference of $104,694.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting a difference of $104,694.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Grant Thornton

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
March 2, 2020

Dash Prime LLC
(A Delaware Limited Liability Company)
EXEMPTION REPORT
December 31, 2019

February 28, 2020

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Exemption Report

Dash Prime LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) For the year ended December 31, 2019, the Company claimed an exemption from 17 C.F.R. 240.15.15c3-3 as outlined under (k)(2)(ii) of the respective rule. The provisions of this section shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Section 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

(2) The Company met the identified exemption provisions in 17C.F.R. 240.15c3-3(k)(ii) throughout the year ended December 31, 2019, with no exception.

(3) The Company had no obligation under 17 C.F.R. 240.15c3-3 throughout the most recent fiscal year without exception.

I, Collin Carrico, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

SEC
Mail Processing
Section
MAR 03 2020
Washington DC
416

By: ______________________

Title: President

Date: February 28, 2020

GRANT THORNTON LLP
757 Third Avenue, 9th Floor
New York, NY 10017

D +1 212 599 0100
F +1 212 370 4520

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Dash Prime LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Dash Prime LLC (a Delaware limited liability company) (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grant Thornton LLP

New York, New York
March 2, 2020

Dash Prime LLC
(A Delaware Limited Liability Company)
EXEMPTION REPORT
December 31, 2019

February 28, 2020

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Exemption Report

Dash Prime LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) For the year ended December 31, 2019, the Company claimed an exemption from 17 C.F.R. 240.15.15c3-3 as outlined under (k)(2)(ii) of the respective rule. The provisions of this section shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Section 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

(2) The Company met the identified exemption provisions in 17C.F.R. 240.15c3-3(k)(ii) throughout the year ended December 31, 2019, with no exception.

(3) The Company had no obligation under 17 C.F.R. 240.15c3-3 throughout the most recent fiscal year without exception.

I, Collin Carrico, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: President

Date: February 28, 2020

SEC
Mail Processing
Section
MAR 03 2020
Washington DC
416

Grant Thornton

GRANT THORNTON LLP
757 Third Avenue, 9th Floor
New York, NY 10017

D +1 212 599 0100
F +1 212 370 4520

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Dash Prime LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Dash Prime LLC (a Delaware limited liability company) (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grant Thornton LLP

New York, New York
March 2, 2020